Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES REPORTS RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel, December 9, 2015 – RiT Technologies (NASDAQ: RITT) (the “Company”), today announced that at its Special Meeting of Shareholders held on December 7, 2015, all of the items on the agenda were approved by the Company’s shareholders.

These items were: (1) approval of the Software Development Agreement with Stins Coman Incorporated, the Company's controlling shareholder; (2) approval of the employment terms of two executive officers in RiT and in its majority-owned subsidiary, RiT Wireless; and (3) approval of the Services Agreement with Stins Engineering Pte, an affiliate of the Company's controlling shareholder.

For additional information see the Company's proxy statement- Exhibit 99.2 to the Company's  Form 6-K filed with the SEC on November 2, 2015 (at http://www.sec.gov).

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solutions include IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Yossi Ben Harosh, CEO
+972-77-270-7200
yossibh@rittech.com